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                                                                     EXHIBIT 4.2

             AMENDMENT TO HELISYS, INC. 1995 STOCK INCENTIVE PLAN

                                January 7, 1997

1.  Section 4.1 is amended in its entirety to read as follows:

    "4.1 SHARES SUBJECT TO THE PLAN. A total of 500,000 shares of Common Stock may be issued under the Plan, subject to adjustment as to the number and kind of shares pursuant to Section 4.2 hereof. For purposes of this limitation, in the event that (a) all or any portion of any Option or Right to Purchase granted or offered under the Plan can no longer under any circumstances be exercised, or (b) any shares of Common Stock are reacquired by the Company pursuant to an Incentive Option Agreement, Nonqualified Option Agreement or Stock Purchase Agreement, the shares of Common Stock allocable to the unexercised portion of such Option or such Right to Purchase, or the shares so reacquired, shall again be available for grant or issuance under the Plan."